SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 9)

Camden Summit Partnership, L.P.
(f/k/a Summit Properties Partnership, L.P.)

(Name of Issuer)

Common Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Richard J. Campo
Chairman of the Board and Chief Executive Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, Texas 77046
(713) 354-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Bryan L. Goolsby, Esq.
Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Telephone No.: (214) 740-8000
Facsimile: (214) 740-8800

February 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e). 240.13d-1(f) or 240.13d-1(g), check the following box☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)	Camden Summit, Inc. 20-1682079
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	20,808,299.667	(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	20,808,299.667	(1)
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,808,299.667 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.8% (1)
14	TYPE OF REPORTING PERSON CO

(1) As of February 28, 2005, the Reporting Person also beneficially owned 232,765.108 common units, which constituted its general partnership interest. The Reporting Person’s general and limited partnership interests were represented by an aggregate of 21,041,064.775 units, representing 92.8% of the outstanding common units.

     This Amendment No. 9 to Schedule 13D amends the statement on Schedule 13D that was filed by Summit Properties Inc., the predecessor by merger to Camden Summit, Inc. (the “Reporting Person”), on March 15, 1999 and amended by Amendment Nos. 1 through 8 thereto (as amended, the “Schedule 13D”).

Item 1. Security and Issuer.

     Item 1 is hereby amended and restated in its entirety to read as follows:

     This Schedule 13D relates to common units of limited partnership interest (“Units”) in Camden Summit Partnership, L.P., a Delaware limited partnership and the successor by name change to Summit Properties Partnership, L.P. (the “Issuer”). The principal executive offices of the Issuer are located at 3 Greenway Plaza, Suite 1300, Houston, Texas 77046.

     The information set forth in the Exhibits is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2. Identity and Background.

     Item 2 is hereby amended and restated in its entirety to read as follows:

     This Schedule 13D is filed by the Reporting Person, a Delaware corporation.

     Pursuant to an Agreement and Plan of Merger, dated as of October 4, 2004, among Camden Property Trust, a Texas real estate investment trust (“Camden”), the Reporting Person and Summit Properties Inc., a Maryland corporation (“Summit”), as amended (the “Merger Agreement”), effective February 28, 2005, Summit was merged (the “Merger”) with and into the Reporting Person, with the Reporting Person being the surviving corporation in the Merger. Prior to the effective time of the Merger, Summit was the general partner of the Issuer. As a result of the Merger, the Reporting Person became the general partner of the Issuer and the name of the Issuer was changed to “Camden Summit Partnership, L.P.”

     The Reporting Person is a wholly-owned subsidiary of Camden. Camden is a self-administered and self-managed real estate investment trust (“REIT”). The principal business of the Reporting Person and Camden is the development, construction and management of multifamily apartment communities. The principal executive offices of the Reporting Person are located at 3 Greenway Plaza, Suite 1300, Houston, Texas 77046.

     During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule I to this Schedule 13D, which is incorporated herein by reference, sets forth the name, business address and present principal occupation or employment of each executive officer and trust manager or director, as the case may be, of the Reporting Person and Camden. To the best knowledge of the Reporting Person, during the last five years, none of the persons listed on Schedule I has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons listed on Schedule I are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated in its entirety to read as follows:

     The Reporting Person acquired 232,765.108 common units of limited partnership interest in the Issuer (“Units”), which represent its general partnership interest in the Issuer, and 20,808,299.667 Units, which represent its limited partnership interest in the Issuer, at the effective time of the Merger.

     In the Merger, Summit stockholders had the right to elect to receive, for each share of Summit common stock, either $31.20 in cash or .6687 of a Camden common share. The total amount of cash to be paid in the Merger was fixed, and the elections were subject to reallocation to ensure that approximately 40% of the holders of Summit common stock receive cash in the Merger and approximately 60% of the holders of Summit common stock received Camden common shares in the Merger. In order to provide the limited partners of the Issuer with the right to receive the same economic value as that afforded the stockholders, the Issuer and Camden commenced an exchange offer (the “Exchange Offer”) pursuant to which the limited partners, subject to the closing of the Merger, had the right to elect to receive, in exchange for each existing Unit, $31.20 or .6687 of a new Unit. The Units received in exchange for tendered Units are governed by the terms of the Second Amended and Restated Limited Partnership Agreement of Camden Summit Partnership, L.P. (the “Partnership Agreement”). Each existing unit that was not tendered for exchange was automatically converted into .6687 of a new Unit upon closing of the Merger by operation of the terms of the Partnership Agreement.

     The total purchase price in the Merger and the exchange offer, including transaction costs, was approximately $2.0 billion. Of this amount, approximately $106.7 million related to the exchange of Units, excluding the Units held by the Reporting Person.

     The aggregate cost of the merger was approximately $547 million. Camden financed such costs under a new $500 million senior unsecured bridge facility and by borrowing the remaining merger costs under Camden’s existing $600 million credit facility. The new bridge facility has a term of 364 days from funding and an interest rate of LIBOR plus 80 basis points, which interest rate is subject to certain conditions. Camden Operating, L.P. and certain of Camden’s other subsidiaries have guaranteed any outstanding obligation under the bridge facility. Camden’s existing credit facility matures in January 2008. The scheduled interest rate is currently based on spreads over LIBOR. The scheduled interest rate spreads are subject to change as Camden’s credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or Camden may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $250 million or the remaining amount available under the credit facility.

Item 4. Purpose of the Transaction

     Item 4 is hereby amended and restated in its entirety to read as follows:

     The information set forth in Item 3 hereof is incorporated herein by reference.

     From time to time, the Reporting Person may acquire or dispose of Units. The Partnership Agreement, however, provides that no Units or partnership interests may be issued to Camden, the Reporting Person or any of their respective subsidiaries or affiliates unless (i) Camden, the Reporting Person or the applicable subsidiary or affiliate makes a capital contribution to the Issuer in an amount equal to the fair market value of such Unit or partnership interest (as determined in good faith by the Reporting Person); or (ii) the additional Units or partnership interests are issued to all partners in proportion to their respective partnership interests. In addition, no Units or partnership interests may be issued to Camden, the Reporting Person or a subsidiary or affiliate thereof if such Units or partnership interests (a) would have distribution rights senior to the limited partners currently holding Units or (b) would have rights to net losses that would result in a change in the priority of allocation of net losses in a manner that adversely affects the limited partners currently holding Units.

     The Partnership Agreement provides that the Reporting Person may not (i) transfer any of its general partnership interest or withdraw as general partner; or (ii) transfer any of its limited partnership interest if such transfer would result in the Reporting Person and its subsidiaries directly or indirectly owning less than 50% of the outstanding Units, unless limited partners holding a majority of the percentage interests of the limited partners (excluding those held by the Reporting Person, Camden or any subsidiary or affiliate of Camden) consent to such transfer or withdrawal.

     The Reporting Person is the sole general partner of the Issuer. As such, all management powers over the ordinary business and affairs of the Issuer are vested in the Reporting Person. The Reporting Person may not be removed as general partner of the Issuer by the limited partners with or without cause. The Reporting Persons is a wholly-owned subsidiary of Camden. Thus, any action that may impede the acquisition of control of Camden may likewise impede the acquisition of control of the Issuer.

     Except as described above, the Reporting Person has no plans or proposals that relate to or would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the management of the Reporting Person (which is the general partner of the Issuer), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or distribution policy of the Issuer;

     (f) Any other material change in the Issuer’s business or structure;

     (g) Changes in the Partnership Agreement or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer, the Reporting Person or Camden by any person; or

     (h) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) The Reporting Person beneficially owned 20,808,299.667 Units, or approximately 91.8% of the outstanding Units, as of February 28, 2005. The Reporting Person also beneficially owned 232,765.108 Units, which constituted its general partnership interests in the Issuer. The Reporting Person’s general and limited partnership interests, which were represented by a total of 21,041,064.775 Units, represented approximately 92.8% of the outstanding Units. Information regarding the number and percentage of Units beneficially owned by trust managers or directors, as the case may be, and executive officers of the Reporting Person and Camden is set forth on Schedule I.

     (b) The Reporting Person possesses sole voting and dispositive power with respect to the Units that it beneficially owns. Information regarding the voting and dispositive power of the Units beneficially owned by the trust managers or directors, as the case may be, and executive officers of the Reporting Person and Camden is set forth on Schedule I.

     (c) Prior to the Merger, the Units beneficially owned by the Reporting Person were beneficially owned by Summit. Each existing Unit that was not tendered for exchange in the Exchange Offer was automatically converted into .6687 of a new Unit upon closing of the Merger by operation of the terms of the Partnership Agreement. Summit did not tender its Units. Accordingly, at the effective time of the Merger on February 28, 2005, the Reporting Person acquired all of its 21,041,064.775 Units.

     Prior to the Merger, William B. McGuire, Jr. and William F. Paulsen, each of whom is a trust manager of Camden, beneficially owned 620,313 and 596,045 Units, respectively, representing approximately 1.8% and 1.7% of the then outstanding Units. Each of Messrs. McGuire and Paulsen tendered the Units he beneficially owned in the Exchange Offer. As a result, as of the date hereof, Messrs. McGuire and Paulsen beneficially own 414,803.303 and 398,575.292 Units, respectively, representing approximately 1.8% and 1.8%, respectively, of the outstanding Units.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Units beneficially owned by the Reporting Person. No person other than a trust manager or executive officer of the Reporting Person who is the beneficial owner of Units has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Units owned by such Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety to read as follows:

     At the effective time of the Merger, each holder of Units (other than the Reporting Person) became entitled to the benefits of a Registration Rights Agreement among each of such unitholders and Camden. Also at the effective time of the Merger, Camden, the Issuer, the Reporting Person and the unitholders (other than the Reporting Person) entered into a Tax, Asset and Income Support Agreement.

     Other than as disclosed above in this Schedule 13D, none of the Reporting Person or its directors or executive officers is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of October 4, 2004, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 5, 2004 (File No. 1-12110).

Exhibit 2	Amendment No. 1 to Agreement and Plan of Merger, dated October 6, 2004, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on October 6, 2004 (File No. 1-12110).

Exhibit 3	Amendment No. 2 to Agreement and Plan of Merger, dated January 24, 2005, among Camden Property Trust, Camden Summit, Inc. and Summit Properties Inc. Incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Camden Property Trust filed on January 24, 2005 (File No. 1-12110).

Exhibit 4	Form of Registration Rights Agreement between Camden Property Trust and the holders named therein. Incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-4 of Camden Property Trust filed on November 23, 2004 (File No. 333-120733).

Exhibit 5	Form of Second Amended and Restated Agreement of Limited Partnership of Camden Summit Partnership, L.P. among Camden Summit, Inc., as general partner, and the persons whose names are set forth on Exhibit A thereto. Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 of Camden Property Trust filed on November 23, 2004 (File No. 333-120733).

Exhibit 6	Form of Tax, Asset and Income Support Agreement among Camden Property Trust, Camden Summit, Inc., Camden Summit Partnership, L.P. and each of the limited partners who have executed a signature page thereto. Incorporated by reference from Exhibit 10.5 to the Registration Statement on Form S-4 of Camden Property Trust filed on November 23, 2004 (File No. 333-120733).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2005

CAMDEN SUMMIT, INC.

By:	/s/ Dennis M. Steen

Dennis M. Steen
Senior Vice-President – Finance, Chief
Financial Officer and Secretary

SCHEDULE I

		Units Beneficially Owned
	Principal Occupation or
	Employment/Name and Address of
Name	Business (1)	Number	Percent
Trust Managers/Directors and Executive Officers of Camden and the Reporting Person
Richard J. Campo	Chairman of the Board and Chief Executive Officer	0	—
D. Keith Oden	President and Chief Operating Officer	0	—
Trust Managers of Camden
F. Gardner Parker	Private Investor	0	—
William R. Cooper	Private Investor	0	—
Scott S. Ingraham	General Manager, Rent.com	0	—
Lewis A. Levey	Private Investor	0	—
Steven A. Webster	Chairman, Global Energy Partners	0	—
William B. McGuire, Jr.	Private Investor	414,803.303	1.8%
William F. Paulsen	Private Investor	398,575.292	1.8%
Executive Officers of Camden and the Reporting Person
H. Malcolm Stewart	Executive Vice President — Real Estate Investments	0	—
Dennis M. Steen	Senior Vice President-Finance, Chief Financial Officer and Secretary	0	—
James M. Hinton	Senior Vice President — Real Estate Investments	0	—
Steven K. Eddington	Senior Vice President-Operations	0	—

(1)	The business address of each such person is c/o Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, Texas 77046.

1